

January 26, 2015

Via E-mail
William McGrath
Executive Vice President and Chief Financial Officer
EVINE Live, Inc.
6740 Shady Oak Road
Eden Prairie, MN 55344-3433

      Re: **EVINE Live, Inc.**
               Form 10-K for the Fiscal Year Ended February 1, 2014
               Filed March 31, 2014
               File No. 0-20243

Dear Mr. McGrath:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 1, 2014

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Gross Profit, page 31

1. We note your product mix had an impact on gross margin percentages for the last two fiscal years. In light of the disclosure on page 4 showing the results of your work to shift the product mix to include a more diversified product assortment, please tell us, and disclose, whether this is a trend that is likely to have an impact on future gross profits or your operating income. For additional guidance refer to SEC Release 33-8350 and Item 303(a)(3)(ii) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding our comment on the financial statements and related matters. You may contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief